                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ________)*



                           TOMORROW'S MORNING, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                          COMMON STOCK, NO PAR VALUE
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  890087 10 9
              ----------------------------------------------------
                                (CUSIP Number)

                    ADAM LINTER, 160 North Thurston Avenue,
                 Los Angeles, California 90049  (310) 440-2778
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 10, 1997
              ----------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on following page(s))

                                  Page 1 of 5
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-----------------------                                  ---------------------
 CUSIP NO. 890087 10 9              13D                   PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Adam Linter

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
        PF

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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                [_]
 5


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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
        United States of America

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                          SOLE VOTING POWER
                     7
     NUMBER OF            642,410

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             642,410

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
        642,410

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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                        [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
        50.9%

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      TYPE OF REPORTING PERSON*
14
        IN

------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!

                                 SCHEDULE 13D
                                 ------------


ITEM 1.   Security and Issuer.
          -------------------

     Title of Class:  Common Stock, no par value.

     Issuer:  Tomorrow's Morning, Inc.

     Principal Executive Offices:

                    160 North Thurston Avenue
                    Los Angeles, California 90049


ITEM 2.   Identity and Background.
          -----------------------

     (a)  Adam Linter.

     (b) Adam Linter's business address is 160 North Thurston Avenue, Los Angeles, California 90049.

     (c) Adam Linter is the President of Tomorrow's Morning, Inc. Tomorrow's Morning, Inc. publishes a children's weekly newspaper and is located at 160 North Thurston Avenue, Los Angeles, California 90049.

     (d) During the last five years, Adam Linter has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Adam Linter has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Adam Linter is a United States citizen.


ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The source of funds for the 406,330 shares of Tomorrow's Morning, Inc. common stock currently owned by Adam Linter (the "Existing Common Stock") was Mr. Linter's personal funds. The total amount of funds used by Mr. Linter to purchase the Existing Common Stock was $1,000. It is anticipated that Adam Linter will use his personal funds at such time, if ever, as he acquires up to an additional 236,080 additional shares of Tomorrow's Morning, Inc. common stock pursuant to outstanding stock options (the "Option Shares").

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ITEM 4.   Purpose of Transaction.
          ----------------------

     The purpose of the acquisition of the Existing Common Stock by Adam Linter was for investment. It is anticipated that any acquisition of the Option Shares will also be for investment. Mr. Linter intends to review his holdings with respect to Tomorrow's Morning, Inc. ("TMI") on a continuing basis. Depending on his evaluation of TMI's business and prospects, and upon future developments (including, but not limited to, market prices of the Existing Common Stock and availability and alternative uses of funds; as well as conditions in the securities markets and general economic and industry conditions), Mr. Linter may acquire additional shares of TMI's common stock (by acquisition of the Option Shares or otherwise); sell all or a portion of his shares of Existing Common Stock, or other shares of TMI common stock hereafter acquired; or maintain his position at current levels.

     Adam Linter has no present plans or proposals which relate to, or would result in, any of the matters enumerated in subsections (a) through (j), inclusive, of Item 4 of Schedule 13D. Mr. Linter may, at any time and from time to time, review or reconsider his position with respect to TMI, and formulate plans or proposals with respect to any of such matters.


ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) The 642,410 shares beneficially owned by Adam Linter (the "Shares") constitute approximately 50.9% of TMI's Common Stock outstanding as of February 13, 1997.

     (b) Adam Linter has sole voting and dispositive power with respect to the Shares.

     (c) Adam Linter has engaged in no transactions with respect to TMI's common stock in the past sixty days.

     (d)  Not applicable.

     (e)  Not applicable.


ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Adam Linter and any person with respect to any securities of TMI, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to be Filed as Exhibits.
          --------------------------------

     No exhibits are required to be filed.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  February 14, 1997




                                /s/ ADAM LINTER
                               ------------------------------------------------
                                    ADAM LINTER